UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On March 19, 2025, Sportradar Group AG (the “Company”) issued a press release reporting its fourth quarter and full year 2024 financial results. A copy of the press release is furnished as Exhibit 99.1 herewith. The IFRS financial information contained in the (i) consolidated statements of profit or loss and other comprehensive income, (ii) consolidated statements of financial position, and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 hereto is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

Other than as indicated above, the information in this Report on Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated March 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025

SPORTRADAR GROUP AG

By:	/s/ Craig Felenstein
Name:	Craig Felenstein
Title:	Chief Financial Officer